Exhibit 99.1

NaaS Technology Inc. to Hold Annual General Meeting on January 25, 2025

BEIJING, January 6, 2025 /PRNewswire/ -- NaaS Technology Inc. (Nasdaq: NAAS) (the "Company"), one of the largest and fastest-growing electric vehicle charging service providers in China, today announced that it will hold an annual general meeting of shareholders (the "AGM") at 03:00 PM Beijing time on January 25, 2025 at Meeting Room 208, Grand Skylight Yue Hotel, Building 1, 12 Jinxing Road, National New Media Industry Base, Daxing District, Beijing, 102600, People's Republic of China, for the purposes of considering and, if thought fit, passing each of the proposed resolutions set forth in the notice of the AGM (the "AGM Notice"). The AGM Notice, which contains details of these proposed resolutions, and the form of proxy cards for the AGM are available on the Company's investor relations website at https://ir.enaas.com and are also being furnished today on a Form 6-K to the U.S. Securities and Exchange Commission ("SEC"). The Board of Directors of the Company fully supports the proposed resolutions set out in the AGM Notice and recommends that shareholders and holders of the Company's American depositary shares ("ADSs") vote in favor of these resolutions.

Holders of record of the Company's ordinary shares at the close of business on December 27, 2024 (Cayman Islands time) are entitled to attend and vote at the AGM and any adjournment or postponement thereof. Holders of the ADSs at the close of business on December 27, 2024 (New York City time) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company's ADS program, JPMorgan Chase Bank, N.A.

Shareholders and ADS holders may access the Company's public filings free of charge at the Company's investor relations website https://ir.enaas.com, and on the SEC's website http://www.sec.gov.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy assets' lifecycle and facilitating energy transition.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS' goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China's EV charging industry and EV charging service industry and NaaS' future business development; demand for and market acceptance of NaaS' products and services; NaaS' ability to protect and enforce its intellectual property rights; NaaS' ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS' operation, fluctuations of the RMB exchange rate, and NaaS' ability to obtain adequate financing for its planned capital expenditure requirements; NaaS' relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS' filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations
NaaS Technology Inc.
E-mail: ir@enaas.com

Media inquiries:
E-mail: pr@enaas.com

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